SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 1)1

                         GLOBAL TELESYSTEMS GROUP, INC.
                                (Name of Issuer)

                    Common Stock -- par value $.10 per share
                         (Title of Class of Securities)

                                   37936U104
                                 (CUSIP Number)

                             Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   37936U104                              Page 2  of 7    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Gold & Appel Transfer, S.A.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
-----------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   3,028,020 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,028,020 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.64% (based on the outstanding number of shares as specified in the Issuer's Quarterly Report on Form 10-Q filed on May 17, 1999)
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
----------------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------                      --------------------------
CUSIP No.   37936U104                              Page 3 of 7   Pages
------------------------------                    --------------------------
------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:          Walt Anderson
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------
4       SOURCE OF FUNDS          WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
-----------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   0 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    0 Shares of Common Stock
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   IN
----------------------------------------------------------------------------
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.10 per share (the "Common Shares'), of Global Telesystems Group, Inc., a Delaware corporation (the "Issuer") amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson, as joint filers, on March 26, 1999 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented as follows:

         Gold & Appel sold a total of 1,103,000 Common Shares between May 6, 1999 and June 8, 1999 on the NASDAQ National Market, as follows:

     Date             Number of Shares            Sale Price Per Share
     ----             ----------------            --------------------

    05/06/99            10,000                          $65.0000
    05/14/99            10,000                           63.1250
    05/17/99             1,000                           63.7500
    05/17/99             1,500                           63.8125
    05/17/99             7,500                           63.8750
    05/18/99            20,000                           67.0000
    05/18/99            50,000                           69.5000
    05/18/99            10,000                           70.0000
    05/19/99           415,000                           70.6325
    05/24/99             1,300                           75.2500
    05/24/99               700                           75.3125
    05/25/99            29,000                           77.0323
    05/27/99           104,000                           70.0000
    06/02/99           177,500                           77.2694
    06/07/99           142,500                           76.2654
    06/08/99           123,000                           77.3877

Total                1,103,000

     In addition, Mr. Anderson sold a total of 41,678 shares between April 23, 1999 and June 8, 1999 on the NASDAQ National Market, as follows:

     Date              Number of Shares              Sale Price Per Share
     ----              ----------------              --------------------
   04/23/99              5,000                              $65,0000
   06/08/99             36,678                               77.1648

   Total                41,678

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

         (a)      Gold & Appel beneficially owns 3,028,020 Common Shares,
                  (the "Gold & Appel Shares") representing approximately 3.64% of the outstanding Common Shares, based on the information regarding outstanding Common Shares contained in the Issuer's Quarterly Report on Form 10-Q filed on May 17, 1999.

                  Mr. Anderson has sold all of the 41,668.37 Common Shares he beneficially owned.

                  Mr. Anderson is the President and a Director of The Foundation for the International Non-governmental Development of Space, a non-profit organization ("FINDS"), which beneficially owns 104,568.45 Common Shares. Mr.

                              Page 4 of 7 Pages
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                  Anderson does not have a pecuniary or a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS, which Common Shares are not included in the holdings of Mr. Anderson disclosed pursuant to this Schedule 13D.


         (b) Mr. Anderson has the sole power to vote and dispose of the Anderson Shares.

                  Gold & Appel has the sole power to vote the Gold & Appel
                  Shares.

                  Mr. Anderson has the sole power to dispose of the Gold & Appel Shares by virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"). Pursuant to the Power-of-Attorney, Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit
                  7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.


         (c) Since the filing of the Statement, Gold & Appel sold an aggregate 1,103,000 Common Shares as reported in Item 3 above.

                  In addition, during the past 60 days through the date hereof, FINDS sold 88,000 Common Shares on the NASDAQ National Market, as follows:

                                           Number of           Purchase Price
                          Date               Shares              Per Share
                          ----             ----------          --------------

                        04/27/99            50,000                $65.2500
                        05/18/99            10,000                 66.8750
                        05/20/99            10,000                 73.5000
                        05/24/99             3,000                 75.2500
                        05/25/99             3,400                 70.0000
                        05/26/99            11,600                 70.0000

                        Total               88,000

                                    Page 5 of 7 Pages
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          (d)      No other person is known by Gold & Appel nor by Mr.
                   Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

          (e) On May 18, 1999, Gold & Appel ceased to be the beneficial owner of more than five percent of the Common Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Power-of-Attorney and the Joint Filing Agreement attached to this Statement as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.


                             Page 6 of 7 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     June 8, 1999

                                            Gold & Appel Transfer, S.A.,
                                            a British Virgin Islands
                                            corporation


                                         By:  /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson, Attorney-in-Fact
                                            for Gold & Appel Transfer, S.A.


                                              /s/ Walt Anderson
                                            ---------------------------------
                                            Walt Anderson






                             Page 7 of 7 Pages